Exhibit 99.1

INVESTOR CONTACTS:
Elan Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Wyeth Justin Victoria Ph: 973-660-5340
MEDIA CONTACTS:
Elan Mary Stutts Ph: 650-794-4403 or 650-823-5255 Niamh Lyons Ph: 353-1-663-3602	Wyeth Douglas Petkus Ph: 973-660-5218 Michael Lampe Ph: 484-865-1346

Elan and Wyeth Plan to Amend Bapineuzumab Phase 3 Protocols

  ●      Highest of three doses removed from Phase 3 trials in ApoE4 non-carriers;

  lower doses continue as planned

 ●     Two ongoing trials in ApoE4 carriers unchanged

DUBLIN, Ireland and COLLEGEVILLE, Pa. – April 2, 2009 – Elan Corporation, plc (NYSE: ELN) and Wyeth (NYSE: WYE) today announced that the companies will discontinue the highest of three dosing regimens, 2.0 mg/kg, in the two ongoing Phase 3 studies of bapineuzumab in patients with mild to moderate Alzheimer’s disease (AD) who do not carry the Apolipoprotein E4 (ApoE4) allele (non-carriers).  ApoE4 is a known genetic risk factor for development of AD.  The 0.5 mg/kg and 1.0 mg/kg doses in these two trials will continue as planned.

This decision has no impact on two other ongoing studies, which are testing a single     0.5 mg/kg dose of bapineuzumab in patients who carry the ApoE4 allele (carriers).  No changes are planned for these two carrier studies.  The Phase 3 program for bapineuzumab is the largest clinical program ever initiated in Alzheimer’s disease.  It is expected that approximately 4,000 patients will be included across all four studies.

The decision of the companies to discontinue the 2.0 mg/kg dose was made in concurrence with the study’s independent Safety Monitoring Committee (SMC), following its review of vasogenic edema (VE) in the ongoing Phase 3 clinical program.  The SMC also reviewed unblinded data regarding VE from the 0.5 mg/kg and 1.0 mg/kg dose cohorts in the non-carrier studies and does not have concerns about these cohorts at this time.

“Alzheimer’s disease is a devastating condition and the development of new therapies that have the potential to slow progression of the illness is critical,” said Elan President Carlos Paya, MD, PhD.  “Our review of the safety data and the feedback from the Safety Monitoring Committee made it clear that continued development of the highest dose was not advisable.  The decision to remove the highest dose from development reduces risk to patients and it also helps to reduce risk to the overall development effort.”

Moving forward, newly enrolled patients will be randomized to either the 0.5 mg/kg or the 1.0 mg/kg dose cohorts or to placebo.  In consultation with the SMC, the companies plan to amend the protocols to allow patients who are currently receiving the 2.0 mg/kg dose to be reassigned to the 1.0 mg/kg dose.

Wyeth and Elan’s decision to modify the dosing regimen for two of the four ongoing Phase 3 studies is being communicated to study investigators and the Boards of Health where the clinical trials are being conducted.

About Vasogenic Edema

Vasogenic edema is an accumulation of water in brain tissue, possibly related to changes in blood vessel permeability.  VE is most frequently detected on MRI scans in asymptomatic patients exposed to bapineuzumab, but may be associated with symptoms in some patients.   In a Phase 2 trial of bapineuzumab, VE was observed more frequently in patients who were carriers of the ApoE4 allele and was more likely to occur at higher doses of bapineuzumab.

About the Global Bapineuzumab Phase 3 Clinical Trial Program

The global bapineuzumab Phase 3 program was initiated in December 2007 and includes four randomized, double-blind, placebo-controlled studies.  Two of these studies test bapineuzumab in carriers of the ApoE4 allele (one in North America; one internationally) and two studies test bapineuzumab in non-carriers (one in North America; one internationally).  The two non-carrier trials were originally anticipated to enroll approximately 1,250 patients each.  With the removal of the 2.0 mg/kg dose group, it is now expected that the studies will each have approximately 1,000 patients for efficacy evaluation.  We continue to anticipate that the two carrier trials, which only test the      0.5 mg/kg dose, will enroll approximately 800 patients each; this is unchanged with today’s announcement.

About the Elan and Wyeth Collaboration

The Wyeth and Elan Alzheimer's Immunotherapy Program (AIP) includes investigational clinical programs for bapineuzumab.  AIP is a collaboration between the two companies to research, develop and commercialize immunotherapeutic approaches that may be used to treat and possibly prevent the onset of Alzheimer’s disease.  AIP research focuses on the beta amyloid hypothesis, as the companies believe that enhancing the clearance of beta amyloid in the brain may provide a new treatment approach for Alzheimer’s disease.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

About Wyeth

Wyeth (NYSE:WYE) is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

Safe Harbor/Forward-Looking Statements

The statements in this press release regarding the clinical program for bapineuzumab are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  In particular, there can be no assurance that the clinical program for bapineuzumab will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that bapineuzumab will ever receive regulatory approval or be successfully commercialized.  Other risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include those detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including Wyeth`s current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption "Item 1A, Risk Factors" in Wyeth`s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 27, 2009, and Elan’s Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F, particularly the discussion under the caption “Item 3D, Risk Factors” in Elan’s Annual Report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 26, 2009  The forward-looking statements in this press release are qualified by these risk factors.  The companies assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.
Source: Elan Corporation, plc and Wyeth

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